EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31, 2010
		Years Ended December 31,

		2009	2008	2007	2006

Earnings:
Net income	$95	$362	$864	$725	$622
Income tax (benefit) provision	(5)	8	132	60	95
Interest expense	133	629	1,618	2,046	1,614

Total earnings (a)	$223	$999	$2,614	$2,831	$2,331

Fixed charges - Interest expense (b)	$133	$629	$1,618	$2,046	$1,614

Ratio of earnings to fixed charges (a/b)	1.68	1.59	1.62	1.38	1.44

Interest expense does not include interest on liabilities recorded in accordance with GAAP governing unrecognized tax benefits. Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

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